Exhibit 2.2



                                LICENSE AGREEMENT

         THIS AGREEMENT, is made as of this 20th day of July, 2005, by and between IPOX Schuster LLC ("IPOX"), a Delaware limited liability company, with its principal place of business located at 141 West Jackson Boulevard, Chicago, Illinois 60604, and Van Kampen Funds Inc. ("Van Kampen"), a Delaware corporation, with its principal place of business located at 1221 Avenue of the Americas, New York, New York 10020.

                              W I T N E S S E T H:

     WHEREAS, IPOX compiles, calculates and maintains the U.S. IPOX Composite Index, the U.S. IPOX-100 Index and the U.S. IPOX-30 Index for initial public offerings in the United States (the "U.S. IPOX Indices");

     WHEREAS, IPOX uses in commerce and has certain trade name, trademark and/or service mark rights to the designations "IPOX," "IPOX Schuster," "IPOX-100" and "IPOX-30" (the "IPOX Marks");

     WHEREAS, IPOX owns rights in and to the U.S. IPOX Indices, the proprietary data contained therein, and the IPOX Marks (such rights, including without limitation, copyright, trademark or proprietary rights and trade secrets, being hereinafter collectively referred to as the "Property");

     WHEREAS, Van Kampen sponsors, underwrites and distributes a wide array of unit investment trusts ("UITs");

     WHEREAS, Van Kampen desires to establish one or more UITs which will each invest all or a portion of its assets in securities which replicate the components of a U.S. IPOX Index or are selected from the components of a U.S. IPOX Index (the "Trusts");

     WHEREAS, Van Kampen, on behalf of the Trusts, desires to license the Property for use in connection with the Trusts; and

     WHEREAS, IPOX is willing to license the Property to Van Kampen and the Trusts under the terms and conditions hereinafter set forth;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Grant of License. (a) Subject to the terms and conditions of this Agreement, IPOX hereby grants to Van Kampen and the Trusts a limited, exclusive (as set forth in Section 4) license to use and refer to the Property in connection with the Trusts. The license granted herein shall continue until the later to occur of the termination of this Agreement or the termination date of the last existing Trust which Trust shall be scheduled to terminate no later than five and one-half (5 1/2) years following the termination of this Agreement.

         (b) IPOX covenants and agrees that no person or entity other than Van Kampen shall need to obtain any other license with respect to the Property in connection with the creation, offering or operation of the Trusts.

         (c) IPOX represents and warrants that it has made common law claims to or otherwise owns all proprietary rights, including trade secrets, in and to the Property and has the right to license the same to Van Kampen and the Trusts pursuant to this Agreement.

         (d) Van Kampen, on behalf of the Trusts, acknowledges that IPOX has represented and warranted that the Property is the exclusive property of IPOX and that IPOX has and retains all proprietary rights thereto except to the extent otherwise provided herein. Except as otherwise specifically provided herein, IPOX reserves all rights to the Property, and this Agreement shall not be construed to transfer to Van Kampen or the Trusts any ownership right to, or equity interest in, any of the Property.

         2. Fees. For the license granted herein, Van Kampen, on behalf of the Trusts, agrees that each Trust shall pay IPOX a quarterly fee during the term of such Trust equal to 3 basis points (0.03%) of the average daily net asset value of such Trust during each calendar quarter during such Trust's term multiplied by the U.S. IPOX Index Ratio. The term "U.S. IPOX Index Ratio" means the portion of the initial portfolio securities in a Trust selected with reference to a U.S. IPOX Index as a percentage of all assets in such Trust at the time of the creation of such Trust. Van Kampen shall make an advance payment of license fees to IPOX on the Effective Date in the amount of $50,000 (the "Advance Payment") which shall be applied against future license fees payable hereunder until such fees total such amount and thereafter the license fees payable hereunder shall be paid within thirty (30) days following the close of each calendar quarter in which such fees are incurred. In the event that the total license fees payable to IPOX hereunder for all Trusts do not exceed the amount of the Advance Payment, IPOX shall refund to Van Kampen the excess of the Advance Payment over the actual amount of the license fees payable hereunder for all Trusts within thirty (30) days of the termination date of the last existing Trust.

         3. Term. Subject to Section 7, the term of this Agreement shall commence and continue as described in this Section. The term of this Agreement shall commence as of the date set forth above (the "Effective Date") and shall remain in full force and effect until the fifth (5th) anniversary of the Effective Date, unless this Agreement is terminated earlier as provided herein (such term being referred to as the "Initial Term"). At the end of the Initial Term, this Agreement shall automatically renew for successive one-year periods unless a party terminates the Agreement by providing the other party a written notice to that effect ninety (90) days prior to the end of the then-current term.

         4. Exclusivity and Right of First Refusal. (a) IPOX covenants and agrees that Van Kampen shall be the exclusive sponsor, distributor or seller in connection with the creation, administration, management, marketing or sale of any non-exchange-traded UIT based upon any U.S. IPOX Index within the United States during the period from the Effective Date until the two year anniversary thereof (the "Initial Exclusivity Period"). The Initial Exclusivity Period shall be extended until the three year anniversary of the Effective Date (the "Extended Exclusivity Period") if at the end of the Initial Exclusivity Period either (i) the aggregate sales of Units of all Trusts, whether or not currently outstanding, equals at least $200 million or (ii) Van Kampen pays IPOX an exclusivity fee equal to 12 basis points (.12%) multiplied by the difference between $200 million and the actual aggregate sales of Units of all Trusts. The Extended Exclusivity Period shall be extended for the remaining term of the Agreement if at the end of the Extended Exclusivity Period either (i) the aggregate sales of Units of all Trusts, whether or not currently outstanding, equals at least $300 million or (ii) Van Kampen pays IPOX an exclusivity fee equal to 12 basis points (.12%) multiplied by the difference between $300 million and the actual aggregate sales of Units of all Trusts. Any exclusivity fee paid pursuant to this Section 4 shall be paid in addition to any license fee payable pursuant to Section 2.

     Nothing contained herein shall limit the right of IPOX to participate in the sponsoring, creation, marketing or promotion of any exchange-traded funds (even those structured as a UIT), private placements, separately managed accounts, or any product not subject to the registration requirements under the Investment Company Act of 1940, as amended.

         (b) Provided that Van Kampen is in material compliance with all terms and conditions of this Agreement, IPOX covenants and agrees that, during the term of this Agreement, neither IPOX nor anyone acting on its behalf shall be associated or involved with anyone in connection with the creation, administration, management, marketing or sale of any investment company registered under the Investment Company Act of 1940 unless IPOX shall have first promptly delivered to Van Kampen a good faith written offer for Van Kampen or any of its affiliates to act as sponsor, depositor, adviser, promoter, underwriter or distributor of such an investment company under the terms and conditions of such offer and Van Kampen and its affiliates shall have failed to provide a written acceptance of such offer to IPOX within thirty (30) days after receipt of such offer.

     5. Assignment. Neither of the parties hereto may assign its respective rights and obligations under this Agreement without the prior written consent of the other.

     6. Relationship of the Parties. The parties understand and agree that this Agreement shall not be deemed to create any partnership or joint venture between Van Kampen and IPOX, and that any services performed hereunder by IPOX shall be as an independent contractor and not as an employee or agent of Van Kampen or any Trust. IPOX shall have no authority whatsoever to bind Van Kampen or any Trust on any agreement or obligation and IPOX agrees that it shall not hold itself out as an employee or agent of Van Kampen or any Trust.

     7. Termination. (a) IPOX may terminate this Agreement immediately upon a material breach of any obligation, duty, representation, warranty or covenant of Van Kampen that is not remedied within ten (10) business days after written notice.

          (b) Van Kampen may terminate this Agreement immediately upon a material breach of any obligation, duty, representation, warranty or covenant of IPOX that is not remedied within ten (10) business days after written notice thereof.

          (c) IPOX and Van Kampen may terminate this Agreement at any time upon the execution by all parties of a written agreement to that effect.

         Any termination under Section 7(a) or (b) shall not limit any other remedies for breach the non-breaching party may have at law or in equity. Notwithstanding any provision of this Agreement to the contrary, termination of this Agreement shall not constitute termination of any Trust.

         8. Confidentiality. (a) The parties agree that certain material and information which has or may come into the possession or knowledge of each in connection with this Agreement or the performance hereof (e.g., proprietary business information (including, without limitation, the names and addresses or other personal information of customer, distributors, information providers and suppliers)), consists of confidential and proprietary data whose disclosure to or use by third parties would be damaging. In addition, the parties may reasonably designate, by notice in writing delivered to the other parties, other information as being confidential or a trade secret.

         (b) All such proprietary or confidential information of each party hereto shall be kept secret by the other party to the degree it keeps secret its own confidential or proprietary information. Such information belonging to a party shall not be disclosed by such party to its employees, officers, agents, service providers or affiliates, except on a need-to-know basis, but may be disclosed by such other party to State, Federal, or other governmental agencies, authorities or courts as required by law or regulation, or upon their order or request provided prompt notice of such order or request is given by such party to the party to which such information belongs, if such notice is legally permitted.

         (c) No information that would otherwise be proprietary or confidential for purposes of this Agreement pursuant to subsections (a) or (b) above shall be subject to the restrictions on disclosure imposed by this Section in the event and to the extent that (i) such information is in, or becomes part of, the public domain otherwise than through the fault of a party to which such information does not belong, (ii) such information was known to such party prior to the execution of this Agreement, or (iii) such information was revealed to such party by a third person, and which the receiving party reasonably believes has been obtained by such third person not in violation of any existing confidentiality or non-disclosure agreement.

         (d) Each party acknowledges and agrees that a breach of this Section would cause a permanent and irreparable damage for which money damages would be an inadequate remedy. Therefore, each party shall be entitled to seek equitable relief (including injunction and specific performance) in the event of any breach of the provisions of this Section, in addition to all other remedies available to such party at law or in equity.

         (e) The covenants set forth in this Section shall survive the termination of this Agreement.

     9. Covenants. During the period of this Agreement and for as long as any of the Trusts remain outstanding, each of the parties agree to:

         (a) comply with all codes, regulations and laws applicable to the performance of its obligations under this Agreement and obtain or have obtained all necessary permits, licenses and other authorizations necessary for such performance and maintain its business reputation and good standing;

         (b) in the case of IPOX, make or have made common law claims to rights related to the Property necessary for the performance of its obligations under this Agreement,

         (c) take such other actions as the other parties hereto may reasonably request to more effectively carry out its obligations under this Agreement; and

         (d) do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, including, but not by way of limitation, obtaining all consents, approvals, and authorizations, required of such party in connection with the consummation of the transactions contemplated by this Agreement. No party shall take any action that would be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect.

         In addition, IPOX may not refer to any Trust, Van Kampen or any Van Kampen affiliates in any kind of communications, whether oral, written or electronic, or otherwise, and whether in a piece published by IPOX or in response to questions of the media or others, without Van Kampen's prior written consent, except that IPOX may state that IPOX licenses the Property to the Trusts and may describe any services provided under this Agreement to the extent that such services are described in any registration statement or other publicly available materials produced by Van Kampen.

         10. Indemnification. (a) In the event any claim is brought by any third party against IPOX that relates to, arises out of or is based upon the performance by Van Kampen of its obligations hereunder, or the failure of Van Kampen, or any of Van Kampen's affiliates, as applicable, to comply with any law, rule or regulation relating to the Trusts, IPOX shall promptly notify Van Kampen, and Van Kampen shall defend such claim at Van Kampen's expense and under Van Kampen's control. Van Kampen shall indemnify and hold harmless IPOX against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim whether or not such claim is successful. IPOX shall have the right, at its expense, to participate in the defense of such claim through counsel of its own choosing; provided, however, that Van Kampen shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, IPOX shall not be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of IPOX.

         (b) In the event any claim is brought by any third party against Van Kampen, any of the Trusts, or any of Van Kampen's affiliates that relates to, arises out of or is based upon the performance by IPOX of its obligations hereunder, or the failure of IPOX to comply with any law, rule or regulation, Van Kampen, the Trusts, or Van Kampen's affiliates, as the case may be, shall promptly notify IPOX and IPOX shall defend such claim at its expense and under its control. IPOX shall indemnify and hold harmless Van Kampen, the Trusts, and Van Kampen's affiliates against any judgment, liability, loss, cost or damage (including litigation costs and reasonable attorneys' fees) arising from or related to such claim, whether or not such claim is successful. Van Kampen, the Trusts, or Van Kampen's affiliates, as the case may be, shall have the right, at their expense, to participate in the defense of such claim through counsel of their own choosing; provided, however, IPOX shall not be required to pay any settlement amount that it has not approved in advance. Notwithstanding the above, neither Van Kampen, the Trusts, nor any of Van Kampen's affiliates shall be entitled to indemnification hereunder to the extent that the judgment, liability, loss, cost or damage arising from a claim for which indemnification is sought hereunder results directly or indirectly from the gross negligence or willful misconduct of Van Kampen, the Trusts, or Van Kampen's affiliates.

         (c) The indemnifications set forth in this Section shall survive the termination of this Agreement for any cause whatsoever.

         11. Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York without reference to or inclusion of the principles of choice of law or conflicts of law of that jurisdiction. It is the intent of the parties that the substantive law of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles.

         12. Waiver of Breach. The failure of a party to require the performance of any term of this Agreement or the waiver of a party of any breach hereunder shall not prevent a subsequent enforcement of such term nor be deemed a waiver of any subsequent breach.

     13. Scope of Agreement. This document constitutes the entire Agreement of the parties with respect to the subject matter hereof, supersedes all prior oral or written agreements, and can be amended only by a writing executed by all of the parties.

     14. Notices. All notices from any party to the other pursuant to this Agreement shall be in writing or by facsimile transmission and shall be sent to the following addresses, or to such addresses as the parties hereto may be notified in writing from time to time:

         If to IPOX:

                           141 West Jackson Boulevard
                           Chicago, Illinois 60604
                           Attn: Josef Schuster

         If to Van Kampen:

                           1 Parkview Plaza
                           P.O. Box 5555
                           Oakbrook Terrace, IL 60181-5555
                           Attn:  Steve Massoni

                           With copy to :

                           Van Kampen Investments Inc.
                           1221 Avenue of the Americas
                           New York, NY 10020
                           Attn:  Office of the General Counsel

         Notices shall be deemed given upon receipt via certified mail, overnight courier, or hand delivery.

     15. Severability. In the event that any provision of this Agreement or application hereof to any person or in any circumstances shall be determined to be invalid, unlawful, or unenforceable to any extent, the remainder of this Agreement, and the application of any provision to persons or circumstances other than those as to which it is determined to be unlawful, invalid or enforceable, shall not be affected thereby, and each remaining provision of this Agreement shall continue to be valid and may be enforced to the fullest extent permitted by law.

     16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by a duly authorized representative thereof as of the date first above written.

                     IPOX SCHUSTER LLC

  By

                     Name_____________________________________________________

                     Title____________________________________________________



                     VAN KAMPEN FUNDS INC.

  By

                     Name_____________________________________________________

                     Title____________________________________________________